Filed by MaxLinear, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Entropic Communications, Inc.

Commission File No.: 001-33844

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1

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

CORPORATE PARTICIPANTS

Brian Nugent MaxLinear Inc - IR

Kishore Seendripu MaxLinear Inc - CEO

Adam Spice MaxLinear Inc - CFO

Ted Tewksbury Entropic Communications Inc - Interim President and CEO

David Lyle Entropic Communications Inc - CFO

CONFERENCE CALL PARTICIPANTS

Tore Svanberg Stifel Nicolaus - Analyst

Ross Seymore Deutsche Bank - Analyst

Anil Doradla William Blair & Company - Analyst

Quinn Bolton Needham & Company - Analyst

Jay Srivatsa Chardan Capital Markets - Analyst

Alex Gauna JMP Securities - Analyst

Krishna Shankar Roth Capital Partners - Analyst

PRESENTATION

Operator

Welcome to the MaxLinear announced pending acquisition of Entropic. Today’s call is being recorded.

At this time I’d like to turn the conference over to Brian Nugent. Please go ahead, sir.

Brian Nugent - MaxLinear Inc - IR

Thank you, and good afternoon to all of you who have joined us for today’s conference call to discuss MaxLinear’s announced pending acquisition of Entropic. A press release, issued after the close of the market today, and supplemental presentation slides detailing the transaction are available in the investor section of both companies’ websites at www.MaxLinear.com and www.Entropic.com.

Today’s call will include remarks by Doctor Kishore Seendripu, Chief Executive Officer of MaxLinear and Dr. Ted Tewksbury, interim President and CEO of Entropic. Adam Spice, Chief Financial Officer of MaxLinear, and David Lyle, CFO of Entropic, will be available for the question and answer session following the prepared remarks.

During the course of this call we will make forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among other forward-looking statements, we will discuss the anticipated timing of MaxLinear’s acquisition of Entropic; the anticipated effects of the proposed merger; the prospects for MaxLinear and Entropic as a combined Company, including expectations with respect to their growth strategies and addressable markets; anticipated synergies to be realized from the proposed merger; and current expectations of operating results of MaxLinear for the fourth quarter of 2014, and of MaxLinear and Entropic for the quarter ending March 31, 2015.

Forward-looking statements are based on the current expectations and beliefs of the management of MaxLinear and Entropic and are subject to substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described in these forward looking statements are, one, the failure of either MaxLinear or Entropic stockholders to approve the proposed merger; two, the failure of the parties to obtain required regulatory approvals; three, the substantial challenges and costs of closing the merger transaction, integrating the two companies’ businesses and operations and realizing anticipated synergies; four the ability of

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2

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

MaxLinear, Entropic or the combined Company after the merger to retain key employees, customers and suppliers; and five, other factors generally affecting the businesses, operating results and financial condition of MaxLinear and Entropic or the combined Company after the merger, including the presence of substantial competition in the Company’s markets, potential declines in average selling prices and the general cyclicality that characterizes the semiconductor industry.

These forward-looking statements are made as of today and neither MaxLinear nor Entropic currently intend, not do they have any obligation, to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. More detailed discussions of the risks and uncertainties affecting MaxLinear and Entropic are contained in each Company’s annual report on form 10-K for the year ended December 31, 2013, their subsequent quarterly reports on form 10-Q and any current reports on form 10-K. In addition, additional discussions of these risk will be contained in each Company’s annual report on form 10-K for the year ending December 31, 2014, which will be filed in the future.

In addition, this presentation will present certain financial metrics on a GAAP as well as a non-GAAP basis. MaxLinear and Entropic believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash and other one-time expenses that are not indicative of core operating results.

MaxLinear and Entropic use non-GAAP financial measures for, among other purposes, to compare performance relative to forecast and strategic plan and for corporate performance objectives under incentive compensation program. Reconciliations of non-GAAP financial measures discussed today to their nearest GAAP counterpart are contained in the presentations made available on the website or in our press releases issued today. We ask that you review these reconciliations in conjunction with this call.

With that I’d like to turn the call over to Kishore Seendripu, MaxLinear’s CEO.

Kishore Seendripu - MaxLinear Inc - CEO

Good afternoon, everyone, and thank you all for joining us today. As Brian mentioned we have posted a presentation on both MaxLinear and Entropic websites that you can follow along.

Before we jump into the slides, we are very excited to announce that we have signed a definitive agreement to acquire Entropic Communications. The Entropic team has developed world-class MoCA and satellite technologies which has been deployed globally across major cable satellite and fiber service providers.

MaxLinear is uniquely positioned to complement Entropic assets and capabilities creating a broad analog mixed signal and RF platform that will benefit our customers and partners, as well as broadband service providers that we support. We believe that greater scale, cost savings resulting from the proposed transaction will create significant shareholder value.

Turning to slide 4 of the presentation regarding the details of the deal, Entropic shareholders will received $1.20 per share plus 0.22 shares of MaxLinear stock, which translates to $3.01 per Entropic share based on MaxLinear’s closing pricing on February 2, 2015.

In turn, Entropic’s implied equity and enterprise values are $287 million and $181 million, respectively. MaxLinear shareholders will retain 65% ownership of the pro forma company based on common shares outstanding. Also Dr. Ted Tewksbury, Entropic’s interim CEO and board member will join MaxLinear’s Board of Directors upon closing. We expect the deal to close in the second quarter of 2015 subject to the approval of both MaxLinear and Entropic shareholders, regulatory approval and other customary conditions.

Slide 5 outlines the strategic rationale underpinning this deal, which I will detail in the next few slides.

First some background on slide 6. There are several parallels between MaxLinear and Entropic. Our headquarters are located less than 20 miles apart. Both of our companies were founded and had respective public offerings within a few years of each other.

Financially this is a great fit. Based on Q4 2014 results, Entropic and MaxLinear are similar in scale, have comparable gross margins and are both well-capitalized. As of December 31, 2014, the companies’ combined cash and investments totaled approximately $185 million.

As a pioneer in MoCA broadband access and connectivity solutions, as well as satellite channels stacking switch technology, Entropic has built a rich portfolio of IP assets including more than 1500 issued and pending patents. Entropic’s engineering team also brings highly complementary signal processing expertise to MaxLinear’s core analog mixed-signal and RF design skills and IP portfolio.

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3

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

Turning to slide 7, I will briefly discuss the strategic basis for this acquisition. MaxLinear has consistently articulated a strategy to grow revenues by expanding our analog mixed signal content inside our current broadband customer platform. We are making progress towards this goal. Recently we announced new analog RF component such as programmable gain amplifiers for cable modems and gateways and KU microwave band satellite down conversion receivers for satellite outdoor units.

These components complement our core full spectrum capture front end receivers designed for satellite and cable platforms. In these broadband platforms MoCA connectivity sits adjacent to our analog content providing us with a clear opportunity to increase our analog RF and mixed signal content in our current cable and satellite platform.

Beginning in 2014, we embarked on a longer-term strategy to expand our TAM by entering large high-frequency and high performance oriented wireless and wireline network infrastructure markets. By combining Entropic’s significant signal processing expertise with MaxLinear’s leading front-end analog mixed signal RF capabilities we will be able to create a compelling mixed signal technology platform.

Finally, from a strategic perspective, we believe the value and sustainability of our business is directly correlated to the number and complexity of the problems we solve.

Turning to slide 8, over the last few years, the communications industry has been rapidly evolving driven by the exploding demand for mobile and cloud services, video streaming and data analytics. Operator networks and Enterprise customers are quickly shifting to next-generation wireless and network infrastructures. They are seeking end-to-end solutions from the cloud to the consumer.

The challenge for MaxLinear has always been how to invest in new products relevant to these trends without adversely impacting our profit and loss statement. As a result of its MoCA franchise, Entropic brings substantial protocol stacks, software/firmware, and interoperability expertise that we can use to accelerate our infrastructure efforts.

At the same time, MaxLinear’s organically developed low power full spectrum capture CMOS RF design expertise is well-suited to drive greater adoption MoCA as a multi-gigabit connectivity backbone for high quality of service whole-home Wi-Fi coverage.

On slide 9 will give you a glimpse into the integration plan. We see MoCA as the connectivity technology of choice in North America from a quality of service expect with nearly all pay TV providers deploying MoCA across cable, fiber and satellite platforms. We want to continue to invest in this business to leverage integration opportunities and to expand into new use cases for discrete MoCA.

Likewise, in satellite outdoor units Entropic has been a leading innovator in direct broadcast satellite outdoor units which is highly valued by the Company’s strategic partners. We will continue to invest in outdoor unit product development. MaxLinear will continue to support Entropic set-top box SoC solution in existing customer platforms. Consistent with Entropic’s previously disclosed restructuring, MaxLinear does not plan to invest in the development of new associate products for the set-top box market.

Gross margins related to the restructured set-top box SoC business when netted against the cost of ongoing customer support requirements will result in meaning positive cash flows.

On slide 10 you can see a typical broadband platform and how Entropic and MaxLinear fit together. MaxLinear’s full spectrum capture receivers, programmable gain amplifiers, RF Triplexers and Entropic’s MoCA home connected solution together constitute a significant portion of the analog mixed-signal and RF content on a cable data Gateway.

MaxLinear and Entropic have partnered in several platforms in the past at several customers including cable, satellite and HD digital to analog converter markets.

Turning to slide 11 you can see we have significantly expanded our addressable market relative to 12 months ago. On the broadband side the largest increase in SAM is related to a proposed Entropic acquisition. We have also organically developed technologies such as programmable gain amplifiers and satellite KU band down converters which contribute to a portion of the broadband SAM expansion.

In support of our SAM expansion strategy, we recently acquired Physpeed, developer of products in the area of optical high-speed interconnect for data center and telecom infrastructure application accelerating our organic efforts. As I’ve already mentioned, Entropic’s signal processing technology platform has broad applicability to all of these large infrastructure markets that we are targeting. In total, we estimate that our addressable market will grow by approximately $2 billion over the next four years.

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4

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

On slide 12 you can see that the combined Company will have a much broader presence at several common customers, particularly in the cable market. We have 3 common top 10 customers, and we have a common reference design. The expansion of our product portfolio will make us a more strategic supplier for our customers and service provider partners.

As a result of this transaction, MaxLinear will gain exposure in several new customers, largely in fiber and satellite where Entropic brings instant scale and deep customer relationships. We do expect this acquisition to be immediately accretive to pro forma earnings with realizable cost synergy of at least $20 million in the first full calendar year of the close of acquisition.

I will now let Mr. Adam Spice, our Chief Financial Officer, speak to the specifics of the financial expectations of the combined Company. Adam.

Adam Spice - MaxLinear Inc - CFO

Thank you, Kishore.

I will review key points of the transaction, touch on some synergy opportunities and then discuss the near-term outlook for both companies. We have conducted extensive diligence on Entropic, and we feel confident about the financial benefits of this acquisition. We are also very familiar with the Entropic team, its technology and its customers and believe we are the ideal owners of this business.

As you can see on slide 13, we estimate at least $20 million in realizable synergies in the first full calendar year after closing. On the sales side there is considerable overlap in our customer base.

We have 3 common top 10 customers, which in 2014 accounted for roughly 43% of MaxLinear’s total revenue and 27% of Entropic’s revenue. We have several offices in common locations that can be unified along with corporate overhead functions including duplicative public company costs. As such, we expect the acquisition to be immediately accretive to MaxLinear’s non-GAAP earnings after closing.

Along with shareholder votes, the deal is subject to customary regulatory approval. Our current estimate is that this transaction will close in Q2 2015.

Looking at slide 14, you can get a sense of what combination would look like based on today’s first-quarter 2015 guidance by both companies. We see significant advantages to increasing the scale of our revenue to over $300 million on an annualized basis. We also believe Entropic is a unique fit in terms of both the gross margin characteristics of the business and the synergy opportunities. Over time, the sustainable target model for the combined Company is 60% plus gross margin and 20% plus operating margin on a GAAP basis.

Finally, today MaxLinear reiterated its guidance for the quarter ending December 31, 2014, which calls for revenue of $32 million to $33 million, GAAP and non-GAAP gross margin of 60% plus or minus 2%, and GAAP and non-GAAP operating expenses of approximately $23.4 million at $17.7 million, respectively, with GAAP excluding any Physpeed related acquisition charges.

We also issued guidance for the first quarter 2015. We expect revenue of $34 million to $35 million, GAAP and non-GAAP gross margins of approximately 61% and GAAP and non-GAAP operating expenses of approximately $27.5 million and $18.5 million, respectively, with the GAAP charges including cost related to the proposed acquisition. We will discuss details of the quarter on our conference call next week on Monday, February 9.

I’d like to now turn the call over to Dr. Ted Tewksbury, the interim CEO and Director of Entropic.

Ted Tewksbury - Entropic Communications Inc - Interim President and CEO

Thanks, Adam.

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5

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

I share Kishore and Adam’s enthusiasm for this transaction, which combines two outstanding companies in our industry. We have long admired the engineering excellence and the track record of the MaxLinear team and believe that this combination will maximize value for Entropic’s shareholders employees and customers. Today’s announcement represents the successful culmination of the Entropic board’s strategic review to enhance shareholder value.

This transaction will deliver cash value to our shareholders while enabling them to benefit from the increased scale and synergies of the combined Company. As Adam mentioned earlier, Entropic’s shareholders will receive $1.20 in cash and 0.22 shares of MaxLinear common stock for each share of Entropic common stock they hold at the time of closing.

The board of Entropic conducted an extensive review of the Company’s strategic alternatives and believes this to be the best outcome for Entropic shareholders. In addition, our customers and employees will benefit from the resources and the scale that the combination will provide.

Before turning the call back to Kishore, I’d like to express my deepest appreciation to the talented team at Entropic for their exceptional accomplishments. As a result of their efforts, Entropic has earned a reputation for technology innovation and market leadership in silicon solutions for the connected home, including our pioneering MoCA solutions and Channel Stacking Switches.

Entropic brings to MaxLinear some of the best RF, analog mixed signal, communication systems and software expertise in the world. The next chapter will be an exciting one, as these capabilities are deployed to scale MaxLinear to the next level and expand its relevance to customers.

My team and I look forward to working closely with Kishore and his team on the integration of our companies. Thank you Kishore for the opportunity to contribute to MaxLinear’s success, and now I’ll turn the call back to you.

Kishore Seendripu - MaxLinear Inc - CEO

Thank you, Ted.

We are very excited about the opportunity to bring together two talented and complementary teams as we attempt to solve some of the most difficult analog RF and mixed signal challenges, combined with better leverage, a more complete solution, expanding the strategic value in existing platform and opening up new markets. Ultimately we believe scale will enable us to go build a diversified semiconductor business, driving MaxLinear’s financial leverage and shareholder value.

With this we open up the call to questions from our analysts.

Brian Nugent - MaxLinear Inc - IR

Thanks, Melanie, you can open up the queue.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Tore Svanberg with Stifel.

Tore Svanberg - Stifel Nicolaus - Analyst

Thank you, and congratulations to both parties on this deal. A few questions. First of all, it looks like you’re both guiding for a pretty significant increase in revenues for the first quarter. I was just wondering — I know you’re going to have your earnings call on Monday, but I was hoping you could just talk a little bit about what’s driving the sequential increase for both companies.

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6

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

Kishore Seendripu - MaxLinear Inc - CEO

Hi, Tore, thank you. I will address the guidance related to MaxLinear’s revenue for the first quarter. If you recall as we have talked before, we were expecting that there would be a resumption in ordering patterns and demand for our higher-end cable in our DOCSIS 3.0 Full-Spectrum Capture solution from the cable industry.

We are now seeing resumption of the pattern, a healthy pickup, and more importantly we are seeing via backlog coverage that is reflective of the increase in the channel count in the cable Full-Spectrum Capture chips, and we are very positively disposed in our expectation that we will do in 2015 more than a majority of shipments of Full-Spectrum Capture chips that have more than 24 channels.

Ted Tewksbury - Entropic Communications Inc - Interim President and CEO

Okay and on the Entropic side, as we indicated in our press release, we’re expecting an increase in revenue from $42.6 million in Q4 to $45 million to $46 million in the first quarter. And, most of that’s being driven by growth in SoCs and HD DTAs, which are showing a great deal of strength, and also MoCA and SoCs in IP set-top boxes, specifically the DIRECTV Genie client which started shipping in Q1. And then, also MoCA in adapters, such as wireless Ethernet-to-coax adapters.

Tore Svanberg - Stifel Nicolaus - Analyst

Very good and a question on the combined entity here. Obviously in your markets, you also work with reference partners and things like that, so I’m sure you’ve done your due diligence, but hoping you could talk a little bit about what this means for your reference partners?

Kishore Seendripu - MaxLinear Inc - CEO

So Tore, this is exactly what our reference partners and we have been constantly discussing about how to strengthen the scale of solution provided on our partnership platform. For example, in cable we share the DOCSIS 3.0 gateway platform with the Intel packet and Entropic providing the MoCA solution. And this has been a constant quest how to increase the scale and the content of the analog mixed signal on our platform when you compare our platform against the competitor’s platform, which typically has a full abundant solution of its own kind.

What this combination can do is provide a breadth of products and scale of revenue for us to not only invest more aggressively on a very, very different set of solutions for our customers but also be able to be a one-stop solution for all the front-end content to the extent possible working with our partners.

Tore Svanberg - Stifel Nicolaus - Analyst

Very good, and I had a question on your satellite business. Obviously, MaxLinear is a new entrant into the outdoor unit market, Entropic more than established provider. Should we think of this as potentially accelerating your growth in satellite, or is that sort of the wrong way to look at it?

Kishore Seendripu - MaxLinear Inc - CEO

It all depends upon the timing. Entropic is the inventor and innovator in the channel stacking technology. They have had a substantial portion of the channel stacking outdoor unit market, and I think as the world evolves more and more to 4K video content, greater over-the-top content delivery, and you know 4K video solutions to satellite broadcast, I think the need for digital channel stacking technology to provide several channels of simultaneous reception inside the wall will increase. And as that transition happens with analog channel stacking, digital channel stacking technology, I think we will have the right product portfolio to address the market needs.

However, at this point it’s not very clear what the transition of the market and the rate at which the transition to the digital channel stacking technology will be to predict the timing question that you actually pose in your question.

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7

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

Tore Svanberg - Stifel Nicolaus - Analyst

Very good. One last question. So clearly you’re going to be investing in each other’s businesses. The one area that is probably going to be more of a harvesting mode is the set-top box as a seed business by Entropic. I don’t know if you care share this, but what percentage will that be of your total revenues as the two entities are combined?

Kishore Seendripu - MaxLinear Inc - CEO

Tore, at this stage we’re not in a position to disclose that. This is pending close of acquisition. I think we will defer to Entropic as to how they relay their earnings and how they have guided in the past. So Ted?

Ted Tewksbury - Entropic Communications Inc - Interim President and CEO

We don’t normally split out the SoC from the connectivity business. What I can say is that we’re seeing very robust growth right now in SoCs and also just reiterate the fact that we are continuing to support our SoCs and the customers and platforms into which they are designed, and we will continue to do that. So it’s business as usual until this deal actually closes.

Tore Svanberg - Stifel Nicolaus - Analyst

Very good, and again, congratulations to both teams. Thank you.

Kishore Seendripu - MaxLinear Inc - CEO

Thank you.

Operator

Ross Seymore with Deutsche Bank.

Ross Seymore - Deutsche Bank - Analyst

Congrats from me as well to both sides. I guess the first question is one for Adam. Any sort of linearity or sources beyond what you’ve already said as to how the synergies should lay out from that 2Q or 3Q of this year forward for the following four quarters?

Adam Spice - MaxLinear Inc - CFO

Yes, based on what we said about we could — we would get $20 million-plus of savings in the first full calendar year. You can expect that we’re not going to get that on a quarterly run rate right out of the gate. It’s going to take us a little bit of time to work into that.

We’re going to put a very thoughtful integration and transition plan in places that we — we’re in the process of working our way through. But I think we are going to get significant savings still, post closing this deal in the first quarter, but I would caution you to expect kind of a — you hit the full stride rate of the gate. There will be a linear kind of progression through the first two quarters.

But I would expect, as we enter 2016, first quarter of 2016, I believe we can be at a run rate that can deliver that — at least on that $20 million as a threshold on a quarterly basis. If you want to plan on the $5 million synergy numbers for Q1 2016, I think that’s a reasonable expectation, but we’re going to have to work our way into that in, say, the first two quarters leading up to that point.

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8

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

Ross Seymore - Deutsche Bank - Analyst

Perfect. And then I guess as my one follow-up, the revenue side, and this is a little bit similar to the prior question, but what sort of revenue impact are you expecting through this — often times there’s companies that expect positive revenue synergies, and I think longer term, there’s plenty of reasons why you could expect them in this case.

But, when people see the word, harvest, you could expect some negative synergies, whether strategic or otherwise. How should we view that trajectory on the revenue stream from that harvested portion you mentioned on slide 9?

Kishore Seendripu - MaxLinear Inc - CEO

So with regard to the SoC solutions that Entropic present — we are not changing any strategy or plan related to what they’ve already disclosed. They’ve already disclosed and have acted upon a restructuring strategy. And we believe it will result very positive result in terms of what it means for steady cash flows for the company from the business. We see the business as not being complementary. The company has just started ramping up these shipments at a major operator, namely DIRECTV, as Ted mentioned, and we expect those revenues to continue for a while.

Suffice it to say that we are not in the expectation that these revenues will be [etheneral]— I think they will follow typical product cycles in satellite base within three to four years. However, for us the real big growth strategy is a combination of the two companies will bring Entropic’s substantial signal processing technology platform, coupled with the complementary Full-Spectrum Capture RF mixed signal CMOS expertise that MaxLinear brings to bear, and together we will tackle the industry’s most difficult complex problems.

These are tackling the really, really difficult infrastructure markets, the cable fiber low remote [far] architectures with DOCSIS 3.1, the complement in our Physpeed acquisition in the high-speed interconnects for fiber-optic data centers and telecom markets. And also, in all organic investments in macrocell wireless backhaul, which will lead to eventually backhauls with small cells, and from an Entropic product point of view, we augment that with their investments where we bring our front-end technology combined with Entropic’s significant MoCA innovations and technology systems and will be able to penetrate and multi-gigabit solutions where MoCA [pre auto] or other proprietary standards waiting to become the main backbone for a whole world quality of service coverage inside the wall.

We feel very, very strongly that the growth is going to come from SoC markets, however the SoC by itself, has presented very good steady cash flow because the primary expenses will be associated supporting all of the strategic customers who are presently shipping their products on the SoC.

Ted Tewksbury - Entropic Communications Inc - Interim President and CEO

I don’t want to speak for Kishore, but I think the strategy he’s outlined for SoCs is not significantly different than what we were doing. You use the word harvest, and that’s basically consistent with what we said we were doing, which was to not invest in any new products but to continue to run the existing business, which we expect it to continue to generate profit in revenue for the next several years or more. So that business is profitable and will continue to be so.

Kishore Seendripu - MaxLinear Inc - CEO

And moving forward, our ultimate solution is close. The Company is in a very transformed state with a broader product portfolio. I think Adam and I will work towards figuring out what would be the best way to position a product portfolio and guide the investor community in terms of how we will report results and guide expectations.

Ross Seymore - Deutsche Bank - Analyst

Perfect. If I could sneak one quick one in, and then I’ll go way. The combined gross margin long-term target of 60% plus, obviously that’s significantly above the first-quarter guidance for where Entropic is and pretty much just the line where you are at MaxLinear. Can you just talk us through the levers to get, I guess specifically, the Entropic side up to a six handle?

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9

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

Kishore Seendripu - MaxLinear Inc - CEO

I cannot speak for the details now. Right? They are independent companies and will operate until close. But this is the general big picture. If you look at MaxLinear’s revenues, our consumer and terrestrial TV products are somewhat gross-margin challenged related to our typical corporate margin within 60% to 62%, and we’ve always struggled as to how to improve the margins of the terrestrial side.

As you are aware, and we are aware, the market opportunity of the terrestrial hybrid TV is kind of saturating and given the substantial market shares that we have today. So in that context, as the years proceed and the terrestrial hybrid TV become increasingly a smaller portion of our revenue, you should naturally expect our revenues to grow because we’re entering new higher margins, higher barrier to entry markets such as infrastructure.

And likewise, this is purely my own belief the SoC markets generally tend to be lower gross margin markets. And so as the SoC products evolved in terms of customer support and how the customers transition away to newer design platforms over the years, it would be an opportunity for us to actually increase the gross margin because the products would be much closer to our corporate margin today than otherwise.

Adam Spice - MaxLinear Inc - CFO

I would add to that, Ross, just real quickly I would say that one of very obvious opportunities is we believe we’ve got a world-class operation supply chain team that can complement the Entropic product portfolio. So, as you’ve seen with our gross margin performance, our ops team just continues to find ways to reduce test times and bring new platform technologies to market at a very cost-effective way. I think we look forward to leveraging that really capable ops team across a larger revenue base. I think you’re going to see significant opportunities in that area as well.

Kishore Seendripu - MaxLinear Inc - CEO

And our supplier base is almost 90% the same. We use the major suppliers whether it’s GlobalFoundries or UMC, and then on new Physpeed — high-speed interconnect products, we are going to be using the silicon-germanium process for the really, really high-end 100-gig networks at TowerJazz, and Entropic is already established in the analog channel stacking technology with a significant volume scale in the TowerJazz foundry.

This is a great complementary situation for us, and we would be able to benefit from that scale. So I feel pretty energized and confident that when the operation excellence and cost excellence that our team brings to bear on the entire broad-based portfolio, we will see major cost savings and therefore gross margin upward bias.

Ross Seymore - Deutsche Bank - Analyst

Great. Thanks.

Operator

Anil Doradla with William Blair.

Anil Doradla - William Blair & Company - Analyst

Congratulations from my end, too, and sorry for the background. I’m in a train station. A couple of things, Kishore, when you talked about your third leg of growth, it was all about infrastructure. Can you kind of walk us through with the acquisition of Entropic whether that accelerates your offering on the infrastructure side and share with you the thoughts around the whole third leg?

Kishore Seendripu - MaxLinear Inc - CEO

Okay, you want to talk about the third leg being the most important leg for the Company, dramatic expansion in the SAM that MaxLinear addressed by entering large high-performance, high-frequency and network infrastructure markets. There were two pieces to it. On the high-speed interconnects that we accelerated by an acquisition of a small team of core engineers in California with high-speed and then our own organic investment in wireless infrastructure.

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10

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

Now if you look into these categories in the infrastructure market, core to them and even cable infrastructure has adopted 3.1 remote fiber node architectures. Fundamental to it is very, very good strong modem capabilities, very significant networking protocol firmware related from the software capabilities that are required, and at the same time you also need to have very good MAC technology. If you look at what Entropic has done with they’re MAC connectivity platform and also — they are also the pioneers of c.LINK which is a broadband access platform of the last mile from the fiber node into multi-dwellings in China or maybe even in the future something like Google fiber in the US for using the overlay coaxial cable along distribution.

There what they did was develop this fundamental MAC technology with very high quality of service required to distribute really high-quality operative class of service quality inside the home. And that MAC technology is pretty broadband high-speed database systems it would be utilized very, very immediately in our wireless backhaul implementations, in our cable fiber node remote part implementations, and also in the fiber optic systems as we move towards the 400-gig network from 100-gig network. I really think this is incredibly exciting for us that with two acquisitions we have now fulfilled our portfolio of technologies in combination with our organically grown technologies to really accelerate our time to revenues in this market instead of waiting for a really, really long time to get there.

Anil Doradla - William Blair & Company - Analyst

Very good. And, Kishore, when I look at your satellite offering today, obviously we all know you’re new entrants. Entropic is established. Can you walk us through a couple of things?

Is there an overlap in the product offering today? And how are you going to sell? Are you going to be co-located? Are you going to be — obviously a single-chip offering would take some time but walk us through what is the content increase — potential content increase in some of these new satellite product offerings?

Kishore Seendripu - MaxLinear Inc - CEO

This is a bit premature for us to go through the process. We have been really fighting time to get this announced and to a close today. I think we will be able to share more details as time evolves and as and when we are legally allowed to be able to share information with you. Anyway, at this point in time we will be very sensitive to all the employees in all the companies involved here so that we have an orderly sensitive responsibility of care in how we — in how this happens. So I would like to defer this question to the future.

Anil Doradla - William Blair & Company - Analyst

Good. And finally, now obviously as you pointed out, the TV exposure, the consumer exposure is becoming less and less. And clearly this combined company is moving towards kind of service-provider infrastructure oriented. What is the future for the consumer business? It appears to be a little bit off of the core focus in core expertise longer term. Any thoughts on that?

Kishore Seendripu - MaxLinear Inc - CEO

Every company goes through what I call evolutionary challenges, right? We started in the consumer space, and we developed a lot of pioneering technology there. We got in the market that got us through the initial public offering, allowed us to enter the operator class of market, and now we’re propelling that into the infrastructure market.

So as we look at the hybrid TV component of the terrestrial business, we’ve not been investing anything in R&D. We spend most of our efforts in supporting customers with world-class support to really shift these very consumer sensitive demanding applications called television, and I think it’s a good steady cash flow generative business, and actually it’s growing for us in terms of the market share in the ecosystem. So I would say that it’s premature to be discussing about hybrid TV as a consumer revenue part of our offering.

Let’s just step back here — let’s just step back and say, ideally if you want to have a broad-based diversify company you want position across markets. You want end-market exposure in the really, really long product cycle infrastructure type markets, you want exposure in the operator type markets with high barriers to entry— and what I call approval-based operator specific approvals standards like cable lab requirements. And then you have this communal market that go to after. Obviously, you know, we speak about hybrid TV in one breath, but in the same breath we cannot forget the value of opportunities that this combination with Entropic brings to bear.

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11

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

For example, inside the home coverage but over the content delivery you can imagine a scenario where in all homes, whether it is a Roku box, that’s like a [gaping] in the hole, or any device that content over-the-top content and in-home distribution MoCA would be a natural candidate. As Wi-Fi becomes more and more data-bit-rates oriented the more the data-bit, the less the reliability you almost have a brick wall collapse in coverage inside the home. What would be nicer than to have a MoCA back door that brings the main feed to everybody in the home, everybody feels they’re getting this MoCA bandwidth access, be it fiber or cable, and then at the point in the room, you have an adapter that uses Wi-Fi to distribute the content.

I really think there are wonderful opportunities that will open up over-the-top content [induction] that we are not foreseeing today, but you can imagine that we will not forgo these opportunities when they present themselves because Entropic is the leader in MoCA technology discrete MoCA technologies, and this is all about combining our technologies to really, really grow revenue and profit for our investors.

Anil Doradla - William Blair & Company - Analyst

Very good, and once again, congrats from my side guys.

Kishore Seendripu - MaxLinear Inc - CEO

Thank you.

Operator

Quinn Bolton, with Needham & Company.

Quinn Bolton - Needham & Company - Analyst

I just want to play a little devil’s advocate here. I guess I’m having a little trouble seeing some of the revenue synergies. Can you just coming back to the channel stacking market. Entropic’s leader in analog. MaxLinear’s got a digital channel stacker. They both can’t win so it sounds like whether the market stays analog some of the revenue opportunity MaxLinear previously thought about isn’t there. Or vice versa, it goes digital and then therefore some of the Entropic opportunity goes away.

Can you address that and then similarly on the set-top box side, if the plan is to sort of harvest SoCs, MoCA getting integrated into SoCs, where’s the synergy in the set-top box side between Entropic and MaxLinear. I understand you’re going to have wireless MoCA adapters as a new revenue opportunity on the Entropic MoCA side, but I’m failing to see some of the synergies on the set-top box side. And then I’ve got one question just about the split on the synergies, how it splits out between COGS and OpEx.

Kishore Seendripu - MaxLinear Inc - CEO

So first let me address the latter one, the set-top box side. Today the deployment in HDTV products, be it Comcast or Cox or Cisco or Time Warner, the back-end platform that we work with is Entropic’s SoC. And that’s an earthline product from the Trident platform that they have worked with together that Entropic had acquired the Trident platform.

So one, we have synergies where they’ll be [shipped] together, and then in the evolution in the set-top box side on the [bp] side is — while the SoC part of the set-top box, it just goes away, but seems to be much more interestingly on the client side of the device, because if you really look at headless of the gateway platform and the operators you have a [bit-minute] server gate in the home, and then IP or PVR client devices, combined, these are hybrid devices. For example the XID platform at Comcast. In those devices, there is MoCA. And there’s also a plan to have adapters inside the room attached to these XIE devices to provide home distribution for the reception for the IP client.

Entropic has got the right MoCA solution for us to be able to participate in that. And as Entropic moves away from providing SoC solutions, they no longer have conflict with our other partners that work on the SoC side for the IP client or HDTV devices and there, we can now be a [switch citadel] for all these people who do not have the MoCA solution. And even if they did it is really not keeping up with pace with all the standards evolving.

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12

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

I do not know if you are aware now all of the cable companies are talking about, and operators are talking about evolving towards the MoCA 3.0 and multi-delivery MoCA in all these devices, and so as the Wi-Fi data rates keep increasing, the MoCA backbone to have to keep pace with that the better quality of service. So I really think that leaving the SoC side of the business is actually a great thing for us, because it will really greatly enhance an opportunity to work with the partners. That’s number one.

On the ODU side it’s a very complicated question. I need to be extremely careful about this. If you look at — step back and look at it in two pieces, there’s the analog channel stacking solution, that’s the only deployed solution today in the world. And the primary deployments are with the US North America operators. And then, what the digital channel stacking technology allows you to do is expand the footprint of addressable outdoor units worldwide.

And so, even though there is a competitive dynamic as the volume increases, the prices have to come down, however, the footprint, the SAM footprint is going to expand. And so here is the [range] or the elasticity, if you will, as the ODU footprint SAM expands, and with our comprehensive portfolio offering, can we actually drive more revenues by having the two complementary products, because you can imagine world will be split in two places.

The advanced countries being digital outdoor units. There are the middle-tier countries which would go with maybe analog channel stacking technology, and then there’s the rest of the world, where it’s a three-tier market, and those guys could be as well as happy buying their KU band down conversion chips, that we just talked about, and yes, it’s a $1 to $2 product, but there is a significant volume over there.

So to combine those three that, we don’t know how it’s going to play out, but I can assure you that whatever it is, we as a combined entity, or MaxLinear alone in the entity would be well-positioned to make good on these opportunities. On the question of overlap timing and that gets into a zone that I am ill disposed to speak to you about until all the regulatory approvals are done, and hopefully within two quarters, and then we can have a more clear conversation on the subject also. And further we need to be very sensitive of how Entropic’s customers and our customers will feel if I speak out of turn on the subject. So I will stop there.

Quinn Bolton - Needham & Company - Analyst

Adam, can you give us some sense of the split between — on the synergy side between COGS and OpEx?

Adam Spice - MaxLinear Inc - CFO

Yes, the OpEx — sorry the synergies that I referred to earlier, the $20 million-plus on the full calendar year opportunity that is — none of that is apportioned to COGS at this point. So we’re looking at COGS opportunities to be icing, if you will, on the top.

Quinn Bolton - Needham & Company - Analyst

Okay. Thank you.

Operator

Jay Srivatsa with Chardan Capital Markets.

Jay Srivatsa - Chardan Capital Markets - Analyst

Thanks for taking my question and congrats on the acquisition. Kishore, most of my questions have been answered, but let me ask you competitively what does this acquisition do to MaxLinear. I know Broadcom’s been out there for a long time. You’ve had issues with competing with them and with ST and stuff, but what does this do now. Do you feel like this positions yourself in a stronger spot to compete aggressively both in the cable side and on the satellite side?

Kishore Seendripu - MaxLinear Inc - CEO

The answer to the question is yes. But firstly, I just wanted clear this misconception as us being in any way competing with Broadcom or that’s what drives us. We respect what Broadcom has done, what they do, they’re in an incredible company to look up to actually.

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13

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

But what MaxLinear’s defined strategy from day one is to be a world-class RF mixed signal [toy] company, right? So we’re sticking to the core strategy, and that is consistent with Entropic’s decision to really not invest in the SoC side. But what this acquisition does is bring scale. It brings the entire product portfolio you will need on RF mixed signal front and if you refer to my presentation on slide 8, I show the picture.

And nothing would delight our partners be it Intel, or ST that all of these technologies are in one location and where we can sit together and really, really go into future road maps of how things will evolve. You may have noticed yesterday, Intel announced the Lantiq acquisition. I think that is wonderful news for us, right? Because it really brings Intel to place where — I don’t like to talk about these highfalutin concepts of Internet of Things, of such, but if you really look at this whole broadband communications world. It’s really a platform of the Internet of Things inside the home.

It’s a media server. You just can’t go putting in enough things — it doesn’t make sense. [What are] things? I don’t know. I do know that the box in the home is going to be the controlling point in all the connectivity technologies and analog RF mixed signal capability should be located there and [with] a formidable player that is the computing expert, a processing expert and to be the back-end partner. And if those pieces are in alignment, I think we’ve got a bigger [stand] than I’m already [plating] right now.

I think that’s what the Intel is excited about and I’m trying to present myself to be [resonating] with the sentiment right now. I really think that it makes us better. It makes us a stronger company. We don’t look the competition. We are looking at it as a broad-based diversified portfolio products company that has differentiated the RF mixed signal [party] direction and that will allow us a path to define our own destiny.

Jay Srivatsa - Chardan Capital Markets - Analyst

All right. This may be a little premature, but I wanted to ask you have you looked at the ease of integrating some of the Entropic IP on MaxLinear’s current solution as you look at a SoC? Do use foresee any challenges, or do you feel like it would be an easy one to integrate? And, when do you think an SoC with combined IP in a chip is realistic to expect?

Adam Spice - MaxLinear Inc - CFO

Jay, I think — this is Adam. I think it’s a little too early to talk at that level of detail. We couldn’t answer with enough confidence right now, and we don’t want to lead you in the wrong direction. We need more time to work through those details, because again, as Kishore mentioned earlier, we haven’t work through that level of integration planning.

Jay Srivatsa - Chardan Capital Markets - Analyst

Okay. Thank you.

Operator

Alex Gauna with JMP Securities.

Alex Gauna - JMP Securities - Analyst

Thanks very much. Good afternoon, everybody. Just wondering, Kishore, with this acquisition, does the combined MaxLinear or Entropic now have greater, less, or the same leverage to the 4K UHD TV upgrade cycle, and maybe give us some color on the drivers that go along with that upgrade cycle? And then, perhaps also, where you think the industry is in terms of being ready to embrace 4K?

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14

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

Kishore Seendripu - MaxLinear Inc - CEO

Thank you. I would say that the combined company obviously is much better positioned. What we have done in the cable Full-Spectrum Capture side is that we have basically moved the market from 8-channel data gateway for over-the-top content delivery to move to 16 channel, 24 channel and now 32 channel. So, that’s a trend that is really driven by — all these higher resolution 4K video content delivery, be it from Netflix or Amazon in the future.

Along with that in those boxes, what you require also is a high-bandwidth data backbone that is really, really high quality of service. So in the context of the North American and European operators, you need all those pieces to really, really deliver the full gratification of 4K data distribution inside the home. I think that having all these pieces in place — I will not say that it will accelerate the trends on the consumer perspective, it will definitely position us well to exploit the developing trends in 4K video. So I think it is very good.

Even as we speak today cable — on the cable side MoCA 3.0 standards are being drafted and being [viscous] and Entropic has a solution for MoCA 2.2 that is a [big driving] mode where they go to a turbo mode, and they are the only ones who can support much more significant bandwidth in a multi-band channel aggregation than any other company solutions today. So I really feel that our platform, along with Entropic’s mixed signal front end, with MaxLinear’s Full-Spectrum Capture analog RF mixed signal applies for cable access, together will be ideal front-end platform working with a back-end partner, such as Intel, to have a world-class solution.

Alex Gauna - JMP Securities - Analyst

And speaking of Intel and their recent acquisition of Lantiq, can you talk about your interface with Lantiq in the past and what you think that move means for you and/or for the industry?

Kishore Seendripu - MaxLinear Inc - CEO

Our interaction with Lantiq has been limited. However, we do know that they are a pretty significant player in the DSL or xDSL let’s call it, G.fast technology and other connectivity technologies. So what it brings for our common platform is that we complement the pieces that are not — that are available in the rest of the world, for example, like G.fast is required outside of the United States in a non-coax world. Thirdly, our own [ribbon] platform in the interim ecosystem for cable reference pieces for Internet switch and [slick slack] and [deck] solutions is actually a Lantiq solution.

And the Lantiq webside if you just go back to their press releases for a year and earlier, you will see all these pieces referenced along with the Intel press announcement, so what you’re seeing is that in yesterday’s [one single move] is we put all these what I call the digital pieces into one environment and the networking pieces. And with our announcement today, we have brought all the mixed-signal broadband front-end technology and coaxial access technologies into one house. So this is perfect. We didn’t plan for this timing. [That] surprised us yesterday. But, you know what? We will take that.

Alex Gauna - JMP Securities - Analyst

Great. Thanks very much. Good luck

Kishore Seendripu - MaxLinear Inc - CEO

Thank you.

Operator

Krishna Shankar with Roth Capital.

Krishna Shankar - Roth Capital Partners - Analyst

Congratulations on the deal to both management teams. Can you give us some insight into the consideration paid for Entropic with MaxLinear in terms of the cash stock combination? And it seemed like a very attractive deal for MaxLinear, but I just wanted to get your perspective on the valuation, the premium paid and how it relates to the synergies and transactions.

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15

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

Adam Spice - MaxLinear Inc - CFO

I think that you know obviously we — we’ve known the Entropic team for some time as I mentioned earlier. We have a very good view of their business and their customers. There’s a lot of platform synergies as Kishore has done a good job articulating. I think we are really one of the few companies out there that can really bring as much value to this combination again just because the commonality of platforms and the technology synergies.

I think that if you look — there is obviously a lot that goes into consideration of what purchase price and so forth, but we did a lot of diligence. We had the support of a great banking team from Steeple to assist us in that, and we’re very confident that it was a fair and balanced transaction. We feel like there’s a lot of work to be done to realize the value, but we’re excited about the opportunity, and we think this is going to be great for both sets of shareholders.

Krishna Shankar - Roth Capital Partners - Analyst

And perhaps Ted can comment on the strategic process that they pursued before this announcement he can give us some sense for how you sort of arrived at this deal versus other strategic alternatives you looked at.

Ted Tewksbury - Entropic Communications Inc - Interim President and CEO

Sure Krishna. This process as you know started back in September. We hired Barclays to assist us in a very robust and thorough review of our strategic options including both inorganic as well as organic options. And we had many conversations — I’m not — I can’t discuss that in detail now. You’ll have to wait to the S-4 is filed in order to get more detail on it.

But the bottom line was that we concluded that this transaction is the best outcome for our shareholders. It delivers immediate cash value to our shareholders and allows them to participate in what we believe is a significant value creation opportunity which Kishore has done a very good job of articulating.

Krishna Shankar - Roth Capital Partners - Analyst

Okay. And then for the combined company do you plan to continue the legacy associated business, accelerate some of the design wins that you already had or are there going to be any change in terms of strategy for some of the design wins in progress for the SoC business?

Kishore Seendripu - MaxLinear Inc - CEO

You know as you know we will still be focused as independent companies until we get approval, and I cannot speak for what the process is going to be on that. But I think I will join hands with Ted and what David Lyle here, Entropic’s CFO, to reemphasize the fact that we are in support of the strategic decision of business restructuring they did where they would like to support their existing customers, and they will continue to be — be very, very supportive of customers all the customers are very common. Both companies have a great reputation for supporting the customers, and we will not — will not [shirk away] all the resources required to support the customers. On the other hand we have to do what’s right by our investors and the right decisions [to keep our deeper] investors from the combined viewpoint is that we will not be investing further in SoC products.

Ted Tewksbury - Entropic Communications Inc - Interim President and CEO

And as Kishore already emphasized, until this deal actually closes, we are operating as two independent companies and for us on the SoC business that means it’s business as usual. We’ve been very emphatic in the past in emphasizing that we continue to support new design wins with those products; we continue to develop new software platforms to leverage the hardware that we’ve already got and support the customers on the platforms that those products are already designed into. We will continue to pursue that strategy until such time as the deal closes.

Krishna Shankar - Roth Capital Partners - Analyst

Great. Thank you.

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16

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

Operator

Tore Svanberg with Stifel.

Tore Svanberg - Stifel Nicolaus - Analyst

Thank you a few follow-ups actually. Dave, you’re probably not going to escape this without a question. So this is on the tax rate. I don’t know if Dave you want to take that or what, but is there going to be a tax rate for the combined entity, or should we just combine the two tax expenses? Either you Adam or Dave. I just thought Dave since he is there he should be able to answer a question.

David Lyle - Entropic Communications Inc - CFO

Thanks. I got a question. I can’t comment on the combined entity, but historically you’ve looked at — or if you looked at our tax rate it’s been pretty close to zero. We have lots of NOLs for the standalone and we do pay some small foreign taxes today. That’s really it. Adam can comment on the combined entity.

Adam Spice - MaxLinear Inc - CFO

I won’t comment on the combined entity either, but I will give you a view of — of course MaxLinear we’re in a very similar situation to Entropic in that we are not a cash tax payer except a very small extent of local and foreign taxes. We do have, which is largely a function [effective] that we have got NOLs as Dave mentioned, but we also have valuation allowance against our deferred tax assets which I believe Entropic also has. So we’re both — neither of us are in a position to be a cash tax payer I don’t believe for some time. But of course upon the combination there will be different threshold that we’re going to need to look at and of course the increased profitability that we anticipate from the combined companies will put us in a situation to hopefully utilize those NOLs sooner rather than later.

Tore Svanberg - Stifel Nicolaus - Analyst

Very good and you may or may not answer this question but you’re targeting a 20% plus operating margin. Is there a run rate in mind for that target? $100 million or earlier?

Adam Spice - MaxLinear Inc - CFO

We can’t specify that right now. But there’s going to be — as much work as it’s been getting to this point in getting what we think is a balanced transaction put forward to shareholders it’s — now there’s a lot of work that’s going to have to go in to prepare to realize the values we think of the opportunities that are out there. So I think it’s too early but certainly I think over the coming months as we get closer and have more time to work the process I think we will be able to provide more clarity on that. We haven’t changed our view of what our MaxLinear as a standalone company was going to achieve. We mentioned 20%-ish non-GAAP operating margin at around a $50 million per quarter run rate revenue, and we stand by that.

Tore Svanberg - Stifel Nicolaus - Analyst

Okay. Last question I promise. You talked about the $20 million in OpEx savings. What level the split between R&D and SG&A. Will that be a fairly even split or will that be more towards one or the other?

Adam Spice - MaxLinear Inc - CFO

We can’t break that out right now Tore, but as soon as we are comfortable doing that we will certainly kind of let you and everybody else on the sell side — we will give you more color on that.

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17

FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

Tore Svanberg - Stifel Nicolaus - Analyst

Sounds good. Thank you again guys.

Kishore Seendripu - MaxLinear Inc - CEO

Thank you. And with that I’d like to end this call. I want to thank you all for joining us today. As a reminder MaxLinear will announce it’s earnings on February 9 after the market closes. And MaxLinear will also be presenting at the 2015 Steeple Technology conference on February 10. Thank you very much.

Operator

This does conclude the conference we thank you for your participation.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated timing of the proposed merger; anticipated effects of the proposed merger; prospects for the combined company, including expectations with respect to its market position and intellectual property portfolio; the growth strategies of MaxLinear and expectations with respect to the growth strategies and addressable markets of the combined company; expectations with respect to the products of the combined company after the proposed merger; anticipated synergies to be realized from the proposed merger; and expectations for operating results of MaxLinear and Entropic for the quarter ending March 31, 2015. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the MaxLinear or Entropic stockholders to approve the proposed merger; failure to receive regulatory approvals; the challenges and costs of closing, integrating, restructuring, and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors affecting the business, operating results, and financial condition of either MaxLinear or Entropic, including those set forth in the most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K reports filed by MaxLinear and Entropic, as applicable, with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on the estimates, projections, and assumptions of MaxLinear or Entropic management, as applicable, as of the date hereof, and MaxLinear and Entropic are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, MaxLinear intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the shares of MaxLinear Class A Common Stock to be issued in the proposed merger, and MaxLinear and Entropic intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MAXLINEAR,

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FEBRUARY 03, 2015 / 10:00PM GMT, MXL - MaxLinear, Inc. to Acquire Entropic Communications, Inc.

ENTROPIC, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by MaxLinear and Entropic with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting MaxLinear Investor Relations at http://investors.maxlinear.com/, at IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Entropic Investor Relations at http://ir.entropic.com/, at ir@entropic.com or by telephone at (858) 768-3852. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Entropic and MaxLinear and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MaxLinear or Entropic security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Entropic’s executive officers and directors is included in Entropic’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 3, 2014, and its Current Report on Form 8-K, filed with the SEC on November 10, 2014, and information regarding MaxLinear’s executive officers and directors is included in MaxLinear’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 17, 2014 and its Current Report on Form 8-K, filed with the SEC on December 16, 2014. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. The interests of those persons who may be deemed participants in the solicitation may differ from the interests of Entropic stockholders or MaxLinear stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

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© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

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